Philips strengthens position in lighting controls with acquisition of US-based Teletrol Systems

Thursday, July 16, 2009

Philips adds to portfolio of intelligent light and energy management solutions

Amsterdam, the Netherlands and Manchester, NH, USA – Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it has acquired Teletrol Systems Inc., a leading supplier of integrated solutions for simultaneous multi-site management of lighting and energy usage. The Teletrol product portfolio will strengthen Philips’ range of sophisticated control solutions for institutional customers, including the seamless, networked management of lighting and environment facilities, including heating and air conditioning. Financial details of this agreement were not disclosed.

“Professional customers, such as retail chains, hotel groups and building owners with multiple premises, increasingly demand better control over their lighting and energy use,” said Rudy Provoost, Chief Executive Officer of Philips Lighting. “They also want to provide comfortable environments for their employees, guests and residents, while at the same time keeping operational and energy costs to a minimum. This acquisition will add significantly to the solutions we offer those customers to meet these needs.”

Founded in 1985, Teletrol, based in Manchester, New Hampshire in the United States, has built up a leading position in software and hardware-based energy management systems and controls, with installations in more than 10,000 commercial and retail sites around the world. The company employs 37 employees, and has posted double-digit sales growth in recent years, a performance level which is expected to continue in years to come as it leverages Philips’ existing global distribution channels.

Teletrol’s operations will be incorporated into the Lighting Electronics group of the Philips Lighting sector. The addition of Teletrol builds upon a program of strategic acquisitions by Philips to expand the range of complete solutions it can offer across the lighting value chain. Earlier this year Philips acquired the Australian lighting controls company Dynalite, while growing its capabilities in architectural and entertainment lighting solutions with the acquisitions of Ilti Luce in Italy, and Selecon of New Zealand.

For further information, please contact:

Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

David Wolf
Philips Corporate Communications North America
Tel: +1 212 536 0817
Email: david.l.wolf@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Teletrol
Teletrol is a leading supplier of IT-friendly energy management systems and building controls designed around BACnet, Internet and Information Technology standards. Teletrol solutions enable building owners to reduce energy consumption, improve occupant comfort and lower operating costs. Teletrol’s suite of software and hardware products enables building professionals to integrate, automate, and manage buildings easily and efficiently  Teletrol Systems Inc. is privately held by Dean Kamen, entrepreneur, champion for science and technology, and inventor of the Segway HT, located in Manchester, New Hampshire. For more information, please visit www.teletrol.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.